UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2026

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel

+972 -73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

UPDATE REGARDING TWINE SOLUTIONS LTD.

Steakholder Foods Ltd. (the “Company”) is reporting that its board of directors has decided to discontinue additional funding of its subsidiary, Twine Solutions Ltd. (“Twine”), following a strategic review of Twine’s financial performance and capital requirements. Despite meaningful technological progress, Twine has not generated sufficient revenue to support continued investment. The Company plans to remain focused on strengthening its core operations and advancing initiatives that support near- and long-term shareholder value.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-276845, 333-285501, 333-286445, 333-288621, 333-289323 and 333-291594) and Form S-8 (File Nos. 333-255419, 333-267045, 333-271112, 333-279010 and 333-286245).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: January 15, 2026

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